Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of BreitBurn Energy Partners L.P. on Form S-3 of our report dated October 31, 2007, relating to the carve out financial statements of Quicksilver Resources Inc. – Northeast Operations (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment and the preparation of the carve out financial statements from the separate records maintained by Quicksilver Resources Inc.), included in the Current Report on Form 8-K/A of BreitBurn Energy Partners L.P. filed on January 7, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Fort Worth, Texas

June 10, 2009